Schedule of Sales Commissions

Percent of Premium

	Year 1		Years 2-7		Years 8+
	Commission	Override	Commission	Override	Commission	Override
Target	50.0%	0.0%	2.0%	1.0%	0.0%	0.0%
Excess	2.0%	0.0%	2.0%	1.0%	0.0%	0.0%
Increase	50.0%	0.0%	2.0%	1.0%	0.0%	0.0%

Additional compensation will be paid in the form of production bonuses as well as qualification for company benefit programs.  Additional allowances for office expenses will be paid to the General Agent.

There is an asset based trail commission of 0.20% (0.15% to the Agent and 0.05% to the General Agent) that is paid in years 8 and beyond.